Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online in the Charter Resource Center.

www.charterresourcecenter.com

FREQUENTLY ASKED QUESTIONS ABOUT NEW CHARTER

ABOUT NEW CHARTER

What is New Charter?

If approved by regulators, Charter, Time Warner Cable (TWC), and Bright House Networks (BHN) will join together as New Charter - an advanced, growth-oriented broadband cable company that will combine the best of the three companies for the benefit of consumers. New Charter will have the resources to extend Charter’s industry-leading pro-customer and pro-broadband business model throughout its new service area and build upon Time Warner Cable’s operating momentum and diversity initiatives, as well as Bright House Network’s highly regarded customer service expertise.

How many customers would New Charter have?

New Charter will have approximately 17 million video customers and approximately 19 million wireline broadband customers in 41 states. This represents 17 percent of national multichannel video programming distributor (MVPD) subscribers and 21 percent of national wireline broadband subscribers (and less than 30 percent of broadband customers receiving 25/3 Mbps).

What does this mean for existing TWC and BHN customers?

Under the leadership of Charter's management team, the merged company will have both the incentives and resources to advance Charter's industry-leading pro-customer and pro-broadband model and extend it to Time Warner Cable and Bright House Networks’ customers.

It would give them access to fast, high-quality Internet service, usually at lower prices, and with none of the data caps or overage charges that some providers employ.

New Charter will price its new 60 Mbps entry-level speeds based on Charter’s current model, which is less expensive for consumers than Time Warner Cable’s and Bright House Networks’ comparable offerings. And New Charter customers taking advantage of this service will no longer need to pay additional modem fees. Of course, while the New Charter offerings will entail

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a richer product at a better value, if current customers like their current service and prices, they won’t need to change.

New Charter will expand TWC’s and BHN’s highly advanced 300 Mbps service and build on those companies’ success with out-of-home WiFi access points by deploying an additional 300,000 out-of-home Wi-Fi hotspots over the next four years. These additional access points will increase mobile data competition, enabling consumers in many areas to reduce their mobile data plans with their wireless carriers.

New Charter customers will also benefit from the rollout of advanced technology. While Charter is almost 100% digital today, TWC and BHN are not all of the way there yet. We will complete the full digitization of TWC and BHN-freeing up spectrum that will allow for faster broadband speeds and more high-definition channels and On-Demand offerings.

New Charter customers will transition to Charter’s new cloud-based guide. The new guide will offer intuitive search and discovery and will work on old and new set-top boxes, so consumers will get the benefits of the new guide without needing a technician to visit or to pay more for a new box.

Finally, we are focused on improving New Charter’s customer service and will leverage the transaction to better our relationships with our customers across our footprint. As part of this effort, New Charter will return TWC call center jobs to the United States and will hire and train thousands of new employees for its customer service call centers and field technician operations.

OPEN INTERNET

Will New Charter protect the open Internet?

Yes. New Charter will not block or throttle Internet traffic or engage in paid prioritization, whether or not the FCC's Open Internet Order is upheld in court. Also in line with that Order, we agree to submit interconnection disputes to the FCC.

Indeed, we commit to go farther than the FCC's Order, agreeing not to engage in data caps or usage-based billing, which thereby precludes zero-rating.

Is Charter agreeing to be regulated by the FCC using Title II?

New Charter is committing to the FCC that it will continue to protect the free and open internet. And that commitment stands regardless of the outcome of the Title II litigation.

CUSTOMERS

Will customer care improve?

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Recognizing that all cable companies, including ours, need to improve customer service, New Charter will make this a key priority. We will build upon Bright House Networks’ strong base of customer care policies and Charter’s history over the last three years of hiring and training thousands of customer service employees to improve the quality of care. New Charter is committing to return TWC call center jobs to the United States and will hire and train thousands of new employees for its customer service call centers and field technician operations.

Additionally, New Charter will continue existing customer care practices that offer multiple, easy-to-access support services including:

•	Same day service appointments.

•	Expanded weekly and evening service.

•	One-hour service appointment windows.

•	24/7 support for billing and repair via phone or Internet.

•	An online portal that allows customers to manage accounts, obtain updated self-help content and control set-top boxes.

How long will it take for New Charter to digitize all Time Warner Cable and Bright House Network customers?

New Charter will transition Time Warner Cable and Bright House Networks cable systems to all-digital within 30 months of the close of the transaction. This will free up spectrum that will allow for faster broadband speeds and more high-definition channels and On-Demand offerings.

EMPLOYEES/CORPORATE

How will this affect jobs?

Over the last three years, Charter has gone from 16,500 to 23,500 employees, increasing its workforce 40% by adding 7,000 jobs. Most of those jobs were in customer care, a result of bringing back jobs from overseas call centers and insourcing local contractors, which enabled Charter to provide them with benefits, training, and opportunities for advancement. As Charter CEO Tom Rutledge explained at a recent conference, “we really believe service is a key element to the business… Quality can save you money, so we are believers in hiring people to work for us and not sending calls offshore-hiring actual employees and training and investing in them as opposed to contractors.”

New Charter will continue to create thousands of U.S.-based jobs by hiring for customer service call centers and field technician operations located throughout the country and returning TWC call center jobs to the U.S.

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What are some new corporate citizenship practices we can expect from New Charter?

New Charter will build on each individual company’s commitments to good corporate citizenship.

The merged company will enrich and expand BHN’s broadband program for low income customers by raising speeds, expanding eligibility and reaching the entire New Charter footprint.

New Charter will apply TWC’s diversity and inclusion initiatives in hiring, purchasing, programming and community investment to the combined company.

The merged company will also continue Charter’s commitment to rebuilding homes through Charter’s signature community service program, “Charter Our Community.”

What specific steps will New Charter take to enhance diversity in the new company?

Time Warner Cable has been recognized as a corporate leader for its diversity programs. New Charter will incorporate and build upon those initiatives.

•	Critical focus on attracting, retaining and promoting a skilled workforce that reflects its diverse customer base.

◦
Continue Time Warner Cable’s partnerships with educational institutions and nonprofits including Women in Cable Telecommunications (WICT), the National Association for Multi-Ethnicity in Communications (NAMIC), the Betsy Magness Leadership Institute and the veterans and disability community to recruit and retain a diverse workforce.

◦	Continue Time Warner Cable’s Employee Network Program (forty chapters across current company’s footprint).

◦	Continue Time Warner Cable’s cross-cultural mentoring program, which provides employees significant opportunities to build skills, knowledge and achieve professional goals.

•	Commitment to increasing engagement with minority, women, veteran and disabled-owned businesses that can supply it with the high quality materials and programming its customers demand.

◦	Continued engagement in supplier diversity events, outreach to minority business organizations, and free webinars to increase participation by diverse providers.

•	Regular updates from senior management team to CEO on progress of initiatives to ensure accountability for meeting diversity and inclusion goals.

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TRANSACTION DETAILS

Will combining the three companies result in a company that is too big?

No. Adding Charter only increases the already affiliated TWC and BHN by a relatively small amount. Today, TWC provides programming and other services to BHN systems. New Charter will provide many consumer benefits, and the combined company will not only be significantly smaller than a combined Comcast-TWC would have been, it will be smaller than standalone Comcast is today and a smaller video provider than DirecTV (and much smaller than a combined AT&T/DirecTV).

Does John Malone’s programming and other media interests create a conflict of interest for New Charter?

No. Dr. Malone’s interest in New Charter will be through his investment in Liberty Broadband, a publicly traded company, which will have a minority interest in New Charter and three nominees on its 13-member board of directors. Those nominees will not be involved in any programming decisions in which they have an interest. Dr. Malone’s investment in programming networks, such as Discovery and Starz, is through a different publicly traded company with no relation to Charter.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov<http://www.sec.gov/>. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations

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Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com<http://ir.timewarnercable.com/> or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

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